

September 14, 2012

<u>Via facsimile</u>
Mr. Robert P. Mundy
Senior Vice President and Chief Financial Officer
Verso Paper Corp.
6775 Lenox Center Court, Suite 400
Memphis, Tennessee 38115-4436

   Re: Verso Paper Corp. / Verso Paper Holdings LLC
      Form 10-K for Fiscal Year Ended December 31, 2011
      Filed March 6, 2012
      Form 10-Q for Fiscal Quarter Ended June 30, 2012
      Filed August 9, 2012
      File No. 1-34056 / 333-142283

Dear Mr. Mundy:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

1.   Please clarify the time period during which you expect to achieve the "additional $68 million in cost reductions." Also, clarify the extent of cost reductions for the relevant quarter or year as compared to the aggregate amount of $68 million. Additionally, to the extent material, describe how the permanent closure of your Sartell Mill affects the cost reduction plan.

Reconciliation of Cash Flows from Operating Activities to Adjusted EBITDA, page 36

2.   Disclosure under this section indicates that you believe EBITDA is a performance measure, and not a liquidity measure. In view of this, explain to us why you believe it is appropriate to reconcile this measure to cash flows from operating activities. See Compliance and Disclosure Interpretation 103.02.

3.   Your description of adjusted EBITDA indicates that it is EBITDA further adjusted to exclude "unusual" items. Explain to us which of the adjustments you have determined to be "unusual", and explain how this determination takes into consideration the requirements in Item 10(e)(1)(ii)(B) of Regulation S-K. For further guidance, see Compliance and Disclosure Interpretation 102.03.

4.   Your description of adjusted EBITDA also indicates that the adjustments for the pro forma effects of your profitability program are permitted in calculating covenant compliance under the indentures governing your notes, and that the resulting Adjusted EBITDA provides additional information to investors to demonstrate your compliance with your financial covenants. Provide us, as supplemental information, the language in the indentures that defines the calculation of Adjusted EBITDA and permits the pro forma adjustments. Separately, given the apparent significance of the underlying covenants, explain to us how you considered expanding this section of your MD&A to include the following:

- The material terms of the covenants, including the borrowings to which they relate;

- The amount or limit required for compliance with the covenants, and;

- The actual or reasonably likely effects of compliance or non-compliance with the covenants on your financial condition and liquidity.

Financial Statements, page 45

Notes to Consolidated Financial Statements, page 56

Note 5. Intangibles and Other Assets, page 63

5.   Disclosure under this note indicates that, during the year ended December 31, 2011, you did not record any impairment charges on long-lived assets or other intangible assets as no significant events occurred requiring non-financial assets and liabilities, other than goodwill, to be measured at fair value (subsequent to initial recognition). Explain to us whether this means that you did not perform any impairment testing on long-lived assets or other intangible assets, or that you did perform impairment testing and concluded that no impairment charges were necessary.

To the extent that you did not perform any impairment testing, explain to us your basis for concluding that impairment testing was not required. As part of your response, explain how you considered the guidance in FASB ASC paragraph360-10-35-21(e).

To the extent that you did perform impairment testing and concluded that no impairment charges were necessary, provide to us a reasonably detailed summary of the key assumptions and results of the impairment tests.

6.   Regarding your asset impairment testing policies, please explain to us how you have identified the assets or asset groups that represent the lowest level for which for which identifiable cash flows are largely independent of the cash flows of other assets.

Note 20. Information by Industry Segment, page 84

7.   It does not appear that you disclose a measure of total assets by segment. In view of this, explain to us how you have considered the disclosure requirements of FASB ASC paragraphs 280-10-50-22 and 280-10-50-26.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Carroll, Staff Accountant, at (202) 551-3362 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, Norman von Holtzendorff, Staff Attorney, at (202) 551-3237 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director